Filed by Altimo Holdings & Investments Ltd.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Open Joint Stock Company “Vimpel-Communications”
Commission File No.:  1-14522

Telenor and Alfa call time on old grudges – The FT
By Andrew Ward

Alfa Group and Telenor will today launch a push to secure the backing of minority shareholders for their enlarged mobile phone joint venture, amid assurances that the companies have "buried the hatchet" after years of bitter dispute.

Alexander Izosimov, who will be chief executive, said he was convinced that Alfa of Russia and Telenor of Norway had a "shared view" of the company's future after agreeing a peace deal last October. The two groups need agreement from minority shareholders to merge their holdings in Vimpelcom of Russia and Kyivstar of Ukraine to create one of the world's largest emerging market mobile operators.

Under the offer to be announced today, shares in New York-listed Vimpelcom, Russia's number two operator, will be exchanged for depositary receipts in an enlarged Vimpelcom, into which Alfa and Telenor will fold their Kyivstar holdings.

Mr Izosimov said he was confident that the two shareholders could work together and urged minority owners to back the deal. "I'm pretty confident they have buried the hatchet," he told the Financial Times. "Their view of the future of this company is very much aligned."

Alfa and Telenor were at loggerheads for five years over ownership and strategic issues in a dispute that became a symbol of the risks attached to foreign investment in Russia. Mr Izosimov stepped down as chief executive of Vimpelcom last year when the legal battle was still flaring but was persuaded to return to lead the enlarged company.

He said he agreed to return only after receiving assurances that past wounds had been healed.

"That was my key question," he said. "I spent a lot of time asking exactly that with the key shareholders."

Participation is required from 95 per cent of shareholders for the deal to go through, with just under 30 per cent of the stock owned by minority investors.

Mr Izosimov said his initial focus would be on increasing shareholder returns in the existing core markets of Russia, Ukraine and central Asia. He said expansion was possible in Africa, the Middle East and south-east Asia beyond existing businesses in Vietnam, Laos and Cambodia.

But he cautioned: "If we're going to do any discussion about M&A it has to have a very compelling industrial logic."

The new company, projected to have a market capitalisation of about $25bn, had nearly 88m subscribers at the end of September and combined annual revenues of $12.6bn in 2008

This communication is for informational purposes only and does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC VimpelCom or  VimpelCom Ltd., nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of any such jurisdiction. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Altimo Holdings & Investments Ltd. (“Altimo”), any of its affiliates and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

In connection with the U.S. Offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by ADSs), VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials to register shares of VimpelCom Ltd. (including those represented by DRs) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. In addition, VimpelCom Ltd., Altimo and Telenor (and certain of their affiliates) have filed a Statement on Schedule TO with the SEC in respect of the U.S. Offer. Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus), and any other documents relating to the U.S. Offer filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov. The prospectus and related U.S. Offer acceptance materials are being mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the U.S. Offer, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Altimo’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, OJSC VimpelCom’s business or Kyivstar’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Altimo expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.